UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-197230

PC NEXTCO HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

80 Grasslands Road

Elmsford, NY 10523

(914) 345-2020

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

8.750%/9.500% Senior PIK Toggle Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Commission File Number: 333-197230-01

PC NEXTCO FINANCE, INC.

(Exact name of registrant as specified in its charter)

80 Grasslands Road

Elmsford, NY 10523

(914) 345-2020

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

8.750%/9.500% Senior PIK Toggle Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 each of PC Nextco Holdings, Inc. and PC Nextco Finance, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PC Nextco Holdings, LLC
	By:	Party City Holdco Inc.
	Its:	Sole Member

Date: June 3, 2015	By:	/s/ Michael A. Correale
	Name:	Michael A. Correale
	Title:	Chief Financial Officer

PC Nextco Finance, Inc.

	By:	/s/ Michael A. Correale
	Name:	Michael A. Correale
	Title:	Chief Financial Officer